UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1 )

PATHMARK STORES, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
70322A101
(CUSIP Number)

Allan Richards
The Great Atlantic & Pacific Tea Company, Inc.
Two Paragon Drive
Montvale, New Jersey 07645

Copies to:
Kenneth W. Orce, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, NY
10005

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 3, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.134-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.134-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70322A101
1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): The Great Atlantic & Pacific Tea Company, Inc. 13-1890974
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4
SOURCE OF FUNDS (SEE INSTRUCTIONS):
BK OO - THE PATHMARK COMMON STOCK WAS ACQUIRED THROUGH A MERGER WHEREBY EACH OUTSTANDING SHARE OF PATHMARK COMMON STOCK WAS EXCHANGED FOR $9.00 IN CASH AND 0.12963 SHARES OF A&P COMMON STOCK.  BANK OF AMERICA, N.A. PROVIDED THE FUNDS THROUGH A SENIOR CREDIT FACILITY TO PURCHASE THE PATHMARK COMMON STOCK.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Maryland
NUMBER OF	7	SOLE VOTING POWER: 1,000
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER: 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER: 1,000
WITH	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 100%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO HC

Item 1.                      Security and Issuer

This Amendment No. 1 to the statement on Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed on March 14, 2007 (the “Schedule 13D”) and relates to shares of common stock, par value $0.01 per share (the “Shares”), of Pathmark Stores, Inc., a Delaware corporation (“Pathmark”).  The principal executive office of Pathmark is located at 200 Milik Street, Carteret, New Jersey 07008.

Item 4.                      Purpose of the Transaction

Item 4 is hereby amended by adding the following to the end of Item 4:

On December 3, 2007, A&P completed the acquisition of Pathmark pursuant to the Merger Agreement. The acquisition was effected by the merger of Merger Sub, with and into Pathmark, with Pathmark continuing as the surviving corporation and a wholly owned subsidiary of A&P. Pursuant to the Merger Agreement, at the effective time of the Merger, each outstanding share of Pathmark common stock was converted into the right to receive $9.00 in cash and 0.12963 shares of A&P common stock.

On December 3, 2007, A&P issued a press release announcing the closing of the Merger, a copy of which is attached as Exhibit 2 to the Schedule 13D and is incorporated herein by reference.

On December 3, 2007, the Issuer filed a Form 15 and a Form 25 with the Securities and Exchange Commission to commence the procedure to terminate and remove from listing the registration of the Issuer Common Stock under the Securities Exchange Act of 1934.

Item 5.Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

Pursuant to the closing of the Merger as described in Item 4, as of December 3, 2007, A&P may be deemed to beneficially own all shares of common stock, par value $0.01 per share (the “Common Stock”), of Pathmark, representing 100% of the shares of Common Stock that are outstanding.  A&P beneficially owns, and has the power to vote or direct the vote of, all outstanding shares of  Pathmark. common stock.

Item 6.Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following to the end of Item 4:

Pursuant to the terms of the Voting Agreement, the Voting Agreement terminated on December 3, 2007, upon the effective time of the Merger.

Item 7. Material To Be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following at the end thereof:

Exhibit 2. Press Release issued by A&P on December 3, 2007 (incorporated herein by reference to Exhibit 99.1 to A&P’s Form 8-k filed on December 3, 2007)

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief thereof, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 12, 2007

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.

By: /s/ Allan Richards
Name: Allan Richards
Title: Senior Vice President, Human Resources, Labor Relations, Legal Services & Secretary